

February 26, 2013

<u>Via E-mail</u>
Mr. Thomas C. Elliott
Chief Financial Officer
Resource America, Inc.
Navy Yard Corporate Center
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re:** **Resource America, Inc.**
> **Form 10-K for the year ended September 30, 2012**
> **Filed December 14, 2012**
> **File No. 000-04408**

Dear Mr. Elliott:

We have read your response letter dated February 8, 2013, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2011</u>

<u>Note 9 - Variable Interest Entities, page 68</u>

1.   We note your response to comment four of our letter dated January 25, 2013. Please clarify for us how you determined that the incentive management fee is a variable interest. In addition, please tell us how you determined it was appropriate to use a "best case" basis with anticipated fees and anticipated cash flows in your quantitative analysis, rather than assessing whether the right to receive benefits or the obligation to absorb losses could be *potentially* significant to the VIE. Finally, please provide us with a qualitative assessment of whether potential losses or benefits could potentially be significant to the VIE that addresses, but is not limited to, the following items:

- The purpose and design of the entity, including a description of the risks the entity was designed to create and pass on to its variable interest holders;
- The terms of the interests and capitalization structure;
- Whether the company's potential benefits from RSO are economically capped (e.g., whether upside benefit is unlimited); and
- The company's business purpose for holding the financial interests in RSO (e.g., the importance of the financial interests to the overall design of the entity from a marketing or other perspective).

Note 18 - Income Taxes, page 77

2.   We note your response to comment five of our letter dated January 25, 2013. Please describe for us in more detail how you determined that the tax strategy to sell the company's RSO management agreement is prudent, particularly given that the RSO agreement appears to be integral to the business, since during fiscal 2012, the management, incentive, servicing, and acquisition fees that the company received from RSO were 26% of its consolidated revenues. In addition, please tell us the following:

- The amount of annual pretax income utilized in your projections for purposes of your valuation allowance analysis;
- Your basis for concluding that the fair value of the assets to be sold under tax-planning strategies would not have decreased by the sale date;
- What consideration you gave to the effect these sales would have on taxable income after the sale date;
- How you determined that the aggregate projected gain from the tax-planning strategies described of $77.9 million would be sufficient to utilize the $112.2 million of net operating loss carryforwards (tax effected benefit of $18.8 million) expected to be utilized per your valuation allowance analysis and the remaining $15.8 million of other net deferred tax assets; and
- How you determined that the tax-planning strategies would be sufficient to realize the deferred tax assets, rather than simply reducing any expected future losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant